June 25, 2010

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Karl Hiller Branch Chief

Re:	Ivanhoe Mines Ltd. Form 40-F for Fiscal Year Ended December 31, 2009 Filed April 1, 2010 File No. 001-32403

Dear Mr. Hiller:

We hereby acknowledge receipt of the comment letter dated May 27, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2009 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 2 – Significant Accounting Policies

Principles of consolidation, page 7

1.
We note your consolidation policy includes a discussion pertaining to your accounting for variable interest entities. Please identify the entities included in your financial statements that are consolidated as variable interest entities and provide the disclosures required by FASB ASC Section 810-10-50.

Response:

On February 27, 2007, Ivanhoe Mines Ltd. (the “Company”) established the Monywa Trust (the “Trust”), an independent third party trust, and transferred ownership of all its business interests and assets in Myanmar - including its indirect interest in the Monywa Copper Project - (the “Myanmar Assets”) to the Trust.

In consideration for the purchase of the Myanmar Assets, a company wholly-owned by the Trust (“Trust Holdco”) issued to a subsidiary of the Company a promissory note. The principal amount of the promissory note entitles the Company to receive cash proceeds realized upon the future sale of the Myanmar Assets plus 50% of any cash generated by the Monywa Copper Project that is available for distribution to the project participants but remains undistributed at the time of any such sale, less certain contractually specified deductions, including any fees and expenses incurred in carrying out the sale. The Company retains no ownership interest in the Myanmar Assets, directly or indirectly, except as a creditor of Trust Holdco pursuant to the promissory note.

The sole purpose of the Trust is to sell the Myanmar Assets to one or more arm’s-length third parties.

Trust Holdco is a variable interest entity of which the Company is the primary beneficiary via the promissory note. Therefore, Trust Holdco – which holds the Myanmar Assets – is consolidated by the Company.

On December 31, 2007, the Company reviewed the carrying value of the Myanmar Assets and concluded it was impaired. As a result of this review the Company wrote off the entire carrying value of the Myanmar Assets.

As at and during the years ended December 31, 2009 and 2008, consolidating Trust Holdco had no impact on the Company’s consolidated financial position, results of operations or cash flows. Accordingly, we do not believe applying the expanded disclosure requirements of FASB ASC 810-10-50 to Trust Holdco would provide material information to investors and users of the financial statements.

There are no other variable interest entities consolidated by the Company.

Exploration and development, page 8

2.
We note your accounting policy for exploration and development costs indicates that you capitalize exploration costs after the point at which you determined that economically recoverable reserves exist on the property. Under U.S. GAAP it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred. Please revise your disclosure and accounting if necessary to clarify. Tell us the amounts of any exploration costs you have capitalized under your policy.

Response:

We confirm that our disclosure is in accordance with U.S. GAAP and we do follow SEC Industry Guide 7 in considering whether to capitalize mining costs. Up to March 31, 2010 the Company has not capitalized any exploration costs under its accounting policy for exploration and development costs.

While applying the Company’s accounting policy for exploration and development costs we have considered the timing of the following announcements relating to the Oyu Tolgoi Project located in Mongolia:

●	On January 30, 2006, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project.
●
On October 6, 2009, the Company, along with its subsidiary, Oyu Tolgoi LLC and its strategic partner, Rio Tinto, signed and approved the Investment Agreement with the Mongolian Government. The signing culminated nearly six years of negotiations with the Mongolian Government. However, in order for the Investment Agreement to take full legal effect a number of conditions precedent had to be addressed, including the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the Oyu Tolgoi Project and the respective interests of the parties, such as tax-related restructuring of subsidiaries and conversion of certain exploration licenses to mining licenses. These conditions precedent were completed on March 31, 2010, which was nearly six months from the date of signing the Investment Agreement.

●	On May 11, 2010, underground reserve estimates for the Oyu Tolgoi Project’s planned block cave mine were announced.

The approved Investment Agreement is an important milestone for moving the Oyu Tolgoi Project forward as it stabilizes tax rates and regulatory provisions for 30 years, with an option of extending the term of the Investment Agreement for an additional 20 years. Therefore, we believe satisfaction of the procedural and administrative conditions contained in the Investment Agreement is one of the criteria that must be met in order to commence capitalizing engineering and development costs associated with the Oyu Tolgoi Project. Therefore, the Company plans to capitalize engineering and development costs associated with the Oyu Tolgoi Project from April 1, 2010 onwards. By this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied.

Accordingly, we do not believe any revision to our disclosure or accounting is necessary.

Note 9 – Other Long Term Investments, page 17

3.	We understand that you designate your investments in long term notes as held for trading and account for them at fair value. Please address the following points:
•
Your disclosures state there has been limited trading activity in the notes that occurred prior to December 31, 2009 and that you have concluded that this activity did not constitute an active market. Please provide specific details on the volume of trades that occurred in these notes and the dates and values at which they were traded.

•	Quantify the effect to your statement of operations should you have used the traded values versus those determined via your discounted cash flow approach.
•	Tell us how your classification of these investments as current assets complies with FASB ASC subparagraph 210-10-45-1(f).

Response:

The Company held non-bank-sponsored Asset-Backed Commercial Paper (“ABCP”) issued by a number of trusts that matured during the third quarter of 2007. Due to liquidity issues in the ABCP market, these investments did not settle on maturity.

On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the “Montreal Proposal”). Under the proposal, the affected ABCP was to be converted into term floating-rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company was not a signatory to this agreement.

On September 6, 2007, a pan-Canadian restructuring committee (the “Committee”) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the “Court”) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders and was sanctioned by the Court in June 5, 2008 (the “Sanction Order”). On June 25 and 26, 2008, the Court of Appeal for Ontario heard motions from a group of Montreal Proposal ABCP holders seeking leave to appeal, and an appeal of, the Sanction Order (the “Appeal”). The Appeal was heard and a denial decision was rendered on August 18, 2008. Some of these noteholders (including Ivanhoe Mines) sought leave to appeal that decision to the Supreme Court of Canada (the “SCC”). On September 19, 2008, the SCC announced that it would not grant leave to hear the appeal. On December 24, 2008, an agreement was reached with all key stakeholders to amend the terms of the Committee Restructuring Plan (the “Amended Plan”).

On January 12, 2009, the Court granted the Amended Plan Implementation Order. On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received $60.2 million of long-term investments (the “Long-Term Notes”) consisting of:

o	$22.7 million of MAV2 Class A-1 Notes;
o	$22.7 million of MAV2 Class A-2 Notes;
o	$4.1 million of MAV2 Class B Notes;
o	$1.5 million of MAV2 Class C Notes;
o	$1.3 million of MAV2 IA Class 1 Notes;
o	$1.0 million of MAV2 IA Class 2 Notes;
o	$0.9 million of MAV2 IA Class 3 Notes;
o	$1.2 million of MAV2 IA Class 13 Notes;
o	$1.6 million of MAV3 TA Class 14 Notes; and
o	$3.2 million of MAV3 TA Class 25 Notes.

As at December 31, 2009, the Company held $65.2 million of the Long-Term Notes. The increase from January 21, 2009 in principal of $5.0 million was due to the strengthening of the Canadian dollar ($7.2 million), offset by principal redemptions ($2.2 million). The Company has designated the Long-Term Notes as held-for-trading. Therefore, the Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.

Although the Company occasionally receives solicitations from third parties for the Long-Term Notes, no transparent public market exists. Few publicly disclosed dispositions of Long-Term Notes occurred prior to December 31, 2009. However, we are not aware of how the total volume of these trades compares to the total amount of Long-Term Notes held by other noteholders. Therefore, during the preparation of the Company’s consolidated financial statements for the year ended December 31, 2009 we did not have sufficient information about the limited trading activity in the Long-Term Notes to warrant using it as a basis for valuation. Accordingly, we are unable to provide specific details on the volume of trades that occurred in the Long-Term Notes and the dates and values at which they were traded.

As at December 31, 2009, the market for the Long-Term Notes had not developed to a point where a mark-to-market valuation approach was appropriate. Therefore, the Company estimated the fair value of the Long-Term Notes using a discounted cash flow model while considering the best available data regarding market conditions for such financial instruments, including bids and valuations received by the Company from dealers and financial institutions.

The Company may change its valuation methodology to a mark-to-market valuation in the future if a transparent public market develops. The Company continues to monitor the development of a market for the Long-Term Notes.

The Long-Term Notes are classified as long-term assets within the consolidated balance sheet which we believe complies with FASB ASC subparagraph 210-10-45-1(f). Specifically, these investments do not meet the definition of “marketable securities” (they are not readily convertible into cash) and do not represent the investment of cash available for current operations.

Engineering Comments

General

4.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Tell us the location of this cautionary language on your website.

Response:

The above-referenced language can be found on the Company’s website at the following links:

●	http://www.ivanhoemines.com/s/Disclaimer.asp
●	http://www.ivanhoemines.com/s/Oyu_Tolgoi.asp?ReportID=379189

We will include this cautionary language in future press releases which refer to reserve measures other than those recognized by the SEC.

Southern Oyu Resources, page 46

5.
We note you disclose resource estimates that are less than your economic cutoff. We do not see the propriety of including such estimates and ask that you refrain from disclosing uneconomic material in your filings with the SEC.

Response:

The 0.30% CuEq case is highlighted in the table because, historically, a 0.30% CuEq cut-off has been used to tabulate resources at Oyu Tolgoi. The 0.30% CuEq cut-off refers to the base case cut-off used for reporting the resource, not the economic cut-off used for estimating the Mineral Reserve. The Resource cut-off is reported in units of copper equivalent and is not calculated from the predicted operating costs used in the economic analysis that resulted in the estimation of the open pit reserves.

The Mineral Reserve cut-off of 0.20% CuEq is based on the methodology for defining a marginal cut-off grade published by Society for Mining, Metallurgy & Exploration, USA. The Mineral Reserve cut-off grade is quoted in units of NSR $/t (NSR is Net Smelter Return). Using NSR allows the economics of metal prices, smelter terms and charges, metallurgical recoveries, royalties and operating cost to be applied to the calculation. The Southern Oyu deposits have four metallurgical ore types, each with separate recovery algorithms.

The Mineral Reserve cut-off grade applies to each ore type separately. For the metal prices of $1.15/lb copper and $450/oz gold most of the Mineral Resource would have an approximate cut-off grade of between 0.20% CuEq and 0.30% CuEq. The Company therefore considers it reasonable to report the Mineral Resource at 0.20% CuEq and above.

Health & Safety, page 56

6.
We note you disclose your performance with certain safety and occupational health standards at your operations. It would be helpful to include a discussion of your safety and environmental programs and your performance to date, including any statistical measures utilized to measure your performance, such as the occupational injury frequency rates, lost-time injury frequency rates, and fatal injury frequency rates that you report, with a comparison to national or international statistics.

Response:

The disclosure to which you refer relating to safety and occupational health standards and performance is not specifically required under applicable securities laws and was included in this particular filing for the first time. If the Company voluntarily provides such information in future filings, it will include additional disclosure and information of the nature you suggest.

Mineral Resource Estimates, page 58

7.
Please define your ASTM coal ranking of HVB to HVA in your glossary and provide the average heat content and percent sulphur for all your coal resources, such as the Soumber and Tsagaan Tolgoi properties.

Response:

In future filings the Company will include the following definitions of hvB and hvA ranking in the glossary:

hvB to hvA: High volatile B and A bituminous coals are both hard black coals. High volatile B produces between 7,212 to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output.

Disclosure of specific scientific and technical information, such as reserves and resources, is only required to be made in annual filings under applicable securities laws in respect of resource properties that we consider to be material to the Company.  Neither the Soumber nor the Tsagaan Tolgoi properties are considered to be material to the Company at this time and, accordingly, no resource disclosure is currently provided. If, in the future, Soumber, Tsagaan Tolgoi or another coal property becomes sufficiently material to the Company to warrant disclosure of resources and other expanded scientific and technical disclosure, the Company will disclose the average heat content and percent sulphur for each reported resource.

Closing Comments

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 40-F. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 40-F. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response. Please direct all questions or comments regarding this filing to the undersigned at 604-331-9875.

Yours very truly,

Ivanhoe Mines Ltd.

By:           /s/ Tony Giardini

Name: Title:	Tony Giardini Chief Financial Officer

cc:
Craig H. Arakawa, Securities and Exchange Commission
Audit Committee of Ivanhoe Mines Ltd.
John Macken, President and CEO, Ivanhoe Mines Ltd.
Gregg Orr, Deloitte & Touche LLP
Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Paul Goldman, Goodmans Barristers and Solicitors